EXHIBIT 99.1

Algonquin Power & Utilities Corp. Announces Third Quarter 2013 Financial Results

OAKVILLE, ON, Nov. 14, 2013 /CNW/—Algonquin Power & Utilities Corp. (TSX: AQN), today announced financial results for the third quarter ended September 30, 2013.

Third Quarter Financial Highlights:

•	For the third quarter of 2013, revenue was $127.9 million compared to $93.0 million in the third quarter of 2012. The increase in revenue over the same period in 2012 is primarily the result of regulated utility acquisitions including the Columbus/Gainsville Gas System, Midwest Gas Systems, EnergyNorth Gas System, Pine Bluff Water System, and Granite State Electric System, as well as the acquisitions of the U.S. Wind Facilities. For the first nine months of 2013, APUC generated revenue of $470.0 million compared to $209.9 million in the first nine months of 2012.

•	Adjusted Earnings Before Interest, Taxes, Depreciation & Amortization (“Adjusted EBITDA”) was $40.5 million in the third quarter of 2013 compared to $20.8 million in the third quarter of 2012. The increase in Adjusted EBITDA is primarily related to additional operating income contributed by the aforementioned acquisitions, and increased demand and higher rates at the electric distribution utility in California. APUC generated adjusted EBITDA of $159.4 million for the first nine months of 2013 compared to $63.6 million for the first nine months of 2012.

•	APUC reported adjusted net earnings of $6.9 million or $0.03 per share in the third quarter of 2013 compared to adjusted net earnings of $1.1 million or $0.01 per share in the third quarter of 2012. For the first nine months of 2013, APUC reported adjusted net earnings of $41.7 million or $0.19 per share compared to $12.2 million or $0.08 per share for the first nine months of 2012.

Third Quarter Growth Highlights:

•	During 2013, APUC has completed several acquisitions and has announced a number of initiatives that have raised the growth profile for APUC’s earnings and cash flows. The acquisition of several regulated utilities in the U.S. serving over 290,000 customers together with the acquisition of 509.5 MW of wind farms also in the U.S. over the course of the year has resulted in increased earnings and cash flows in the business.

•	During the quarter, APUC’s regulated utility subsidiary received approval to implement interim rate tariffs at its New Hampshire based electric distribution utility, which provide an annualized increase in revenues of U.S. $6.5 million and accelerated annual storm cost recovery of a $1 million. The interim rate increase is reflected in the third quarter results with net revenue for the utility increasing 30% compared to 2012.

•	During the quarter, APUC continued construction of the Cornwall Solar Project, which is a 10 MWac solar project located near Cornwall, Ontario. The project has been granted an Ontario FIT contract by the OPA, with a 20 year term and a rate of $443/MW-hr, resulting in expected annual generation of 14.4 GW-hrs. Construction is expected to be completed early in 2014 with total capital cost targeted at approximately $45 million.

Third Quarter Corporate Highlights:

•	Subsequent to the end of the quarter, Standard & Poor’s Ratings Services raised its long-term corporate credit rating on APUC and its subsidiaries to ‘BBB’ from ‘BBB-’. According to Standard & Poor’s, the upgrade reflects a significant increase in regulated cash flow owing to a number of acquisitions in the past 18 months, as well as an expectation that adjusted funds from operations-to-debt levels will continue to increase in the near-to-medium term.

•	On July 31, 2013, APUC’s regulated utility subsidiary issued U.S. $125 million of debt through a private placement in the U.S. The financing is the third series of notes issued pursuant to a master indenture. The notes are senior unsecured with an average life maturity of approximately ten years and a weighted average coupon of 3.81%. The proceeds of the private placement financing were used to repay the U.S. $100 million short term acquisition facility, reduce the drawn amount on Liberty’s revolving credit facility and for general corporate purposes.

•	On September 30, 2013, APUC’s regulated utility subsidiary increased the credit available under the senior unsecured revolving credit facility to U.S. $200 million from U.S. $100 million, and the tenor has been increased from three years to five years. The larger credit facility provides additional liquidity as APUC executes on its near term organic growth opportunities including targeted growth in assets for regulatory purposes of approximately $100 million in each of the next three years representing a growth rate of approximately 5% annually.

“APUC’s third quarter results continue to reflect the successful integration of our growth initiatives over the past year with significant increases in revenue, earnings and cash flow”, commented Chief Executive Officer Ian Robertson. “We are pleased that, over the course of 2013, we will have successfully deployed over half a billion dollars of capital in accretive investments that will position APUC to deliver strong growth in earnings and dividends over the coming years.”

APUC’s supplemental information is available on the web site at www.algonquinpowerandutilities.com.

APUC will hold an earnings conference call at 10:00 a.m. eastern time on Friday, November 15, 2013, hosted by Chief Executive Officer, Ian Robertson and Chief Financial Officer, David Bronicheski.

Conference call details: Date:

Friday, November 15, 2013

Start Time: 10:00 a.m. eastern

Phone Number: Toll free within North America: 1-800-814-4859 or Local 416-644-3414.

For those unable to attend the live call, a digital recording will be available for replay two hours after the call by dialing 1-877-289-8525 or 416-640-1917 access code 4644142# from November 15, 2013 until November 29, 2013.

About Algonquin Power & Utilities Corp.

Algonquin Power & Utilities Corp. owns and operates a diversified $3.2 billion portfolio of regulated and non-regulated utilities in North America. The company’s regulated utility business is committed to provide water, electricity and natural gas utility services to over 470,000 customers through a nationwide portfolio of regulated generation, transmission and distribution utility systems. The company’s non-regulated electric generation subsidiary owns or has interests in renewable energy and thermal energy facilities representing more than 1,100 MW of installed capacity. Algonquin Power & Utilities Corp. delivers continuing growth through an expanding pipeline of renewable power and clean energy projects, organic growth within its regulated utilities and the pursuit of accretive acquisition opportunities. Common shares and preferred shares are traded on the Toronto Stock Exchange under the symbols AQN and AQN.PR.A respectively. Visit Algonquin Power and Utilities at www.AlgonquinPowerandUtilities.com and follow us on Twitter @AQN_Utilities.

Caution Regarding Forward-Looking Information

Certain statements included in this news release contain information that is forward-looking within the meaning of certain securities laws, including information and statements regarding prospective results of operations, financial position or cash flows. These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. APUC cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Material risk factors include those set out in the management’s discussion and analysis section of APUC’s most recent annual report, quarterly report, and APUC’s Annual Information Form. Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Other than as specifically required by law, APUC undertakes no obligation to update any forward-looking statements or information to reflect new information, subsequent or otherwise.

SOURCE: Algonquin Power & Utilities Corp.

%SEDAR: 00014832E

For further information:

Kelly Castledine

Algonquin Power & Utilities Corp.

2845 Bristol Circle, Oakville, Ontario, L6H 7H7

Telephone: (905) 465-4500

Website: www.AlgonquinPowerandUtilities.com

CO: Algonquin Power & Utilities Corp.

CNW 18:23e 14-NOV-13